Exhibit 4.9

Parkinson ESSA (US) Employment Agreement

Table of Contents

Article 1 Interpretation		1
1.1	Definitions	1
Article 2 Position, Duties and Service		5
2.1	Position and Duties	5
2.2	Changes to Duties	5
2.3	Service to the Company	5
2.4	Term	6
Article3 Compensation Generally		6
3.1	No Other Compensation or Benefits	6
3.2	Salary	6
3.3	Reimbursement for Expenses	6
3.4	Other Expenses	6
3.5	Vacation	7
3.6	Benefits	7
3.7	Incentive Compensation	7
3.8	Stock Options	7
Article 4 Intellectual Property Rights		7
4.1	Obligation of Confidentiality	7
4.2	Disclosure of Work Product	8
4.3	Assignment of Rights	8
4.4	Moral Rights	8
4.5	Goodwill	8
4.6	Assistance	9
4.7	Assistance with Proceedings	9
Article 5 Conflicts and Restrictive Covenant		9
5.1	Disclosure of Conflicts of Interest	9
5.2	Avoidance of Conflicts of Interest	10
5.3	Restrictive Covenant	10
5.4	Provisions Reasonable	10
5.5	Right to Use Employee’s Name and Likeness	11
Article 6 Termination		11
6.1	Termination by Employee	11
6.2	Termination by Company Without Cause	11
6.3	Consequences of Termination Without Cause Unrelated to a Change of Control	11
6.4	Consequences of Termination Without Cause After a Change of Control	12
6.5	Termination in the Event of Death	12
6.6	Termination by Company for Cause	12
6.7	No Damages for Termination	13
6.8	Termination from ESSA Pharma	13
Article 7 General		13
7.1	Agreement Confidential	13
7.2	Binding Effect	13
7.3	Counterparts	14
7.4	Entire Agreement	14
7.5	Further Assurances	14
7.6	Governing Law	14
7.7	Independent Legal Advice	14
7.8	Injunctive Relief	14
7.9	Non-Disparagement	15
7.10	Notice	15
7.11	Publicity	16
7.12	Severability	16
7.13	Surviving Obligations	16
7.14	Waiver	16
7.15	Acceptance	16

Parkinson ESSA Employment Agreement

to be effective as of and from
the Effective Date (as defined below)

PRIVATE AND CONFIDENTIAL

Dr. David Parkinson
David R. Parkinson
820 Anderson Ln

Sebastopol, CA 95472

Dear David:

Re:	Terms of Employment of David Parkinson (“you” or the “Employee”) with ESSA Pharmaceuticals Corp. (the “Company”)

This Agreement (as defined below) sets out the terms and conditions of your employment by the Company and will constitute your employment agreement.

Article 1 Interpretation

1.1	Definitions

For the purposes of this Agreement:

1.1.1	“$” means US dollars.
1.1.2	“Affiliate” means with respect to a Person, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person, including, without limitation, any partner, officer, director, or member of such Person and any venture capital fund now or hereafter existing that is Controlled by or under common Control with one or more general partners or shares the same management company or investment manager with such Person, and including any parent or subsidiary company of such Person.
1.1.3	“Agreement” means this employment agreement and the exhibits hereto.
1.1.4	“Board” shall have the meaning set out in Section 2.1 (Position and Duties).
1.1.5	“Business” means the business of the Company described in Exhibit 1.1.5.
1.1.6	“Business Information” means all business information, including information regarding:
.1	commercial strategies, business plans, business methods, corporate plans, management systems, finances, new business opportunities, marketing or sales of any past, present or future product or service, including, without limitation, sales targets and statistics, market share and pricing statistics, marketing surveys and plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material;

.2	financial information, compensation and investment arrangements, terms of agreements, financial structure, financial position, financial results or other financial affairs, actual or proposed transactions or investments or other confidential information; and
.3	the name, address, telephone number, contact name and identity of each of the Key Contacts, the nature of their business operation, and all confidential aspects of their business relationship or potential business relationship with the Company or any Affiliate of the Company.
1.1.7	“Cause” shall have the meaning set out in Section 6.6 (Termination by Company for Cause).
1.1.8	“CEO” shall have the meaning set out in Section 2.1 (Position and Duties).
1.1.9	“Change of Control” shall be deemed to have occurred if any of the following occurs after the Effective Date:
.1	any “person” or “group” (as such terms are defined below) (a) is or becomes the beneficial owner (except that a “person” or “group” shall be deemed to have beneficial ownership of all shares of capital stock or other equity interests if such person or group has the right to acquire such shares or interests, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in a transaction or series of related transactions, of shares of capital stock or other interests (including partnership interests) of ESSA Pharma then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the directors, managers or similar supervisory positions (“Voting Stock”) of ESSA Pharma representing more than fifty percent (50%) of the total voting power of all outstanding classes of Voting Stock or (b) has the power, directly or indirectly, for reasons other than solely for investment purposes, to elect a majority of the members of the board of directors of ESSA Pharma;
.2	a sale of substantially all of the assets of ESSA Pharma; or
.3	ESSA Pharma enters into a merger, reverse-merger, amalgamation, arrangement, consolidation or other form of business combination, share exchange, reorganization, recapitalization, transfer or other similar transaction with another Person (whether or not ESSA Pharma the surviving entity) and as a result of such transaction (a) the members of the board of directors of ESSA Pharma immediately prior to such transaction constitute less than a majority of the members of the board of directors of ESSA Pharma or such surviving entity immediately following such transaction or (b) the Persons that beneficially owned, directly or indirectly, the shares of Voting Stock of ESSA Pharma immediately prior to such transaction cease to beneficially own, directly or indirectly, shares of Voting Stock of ESSA Pharma representing at least a majority of the total voting power of all outstanding classes of Voting Stock of the surviving entity immediately following such transaction.
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A Change of Control that is incidental to a bona fide financing or recapitalization of the Company is deemed not to be a Change of Control for the purposes of this Agreement. Notwithstanding anything to the contrary, a transaction that does not constitute a change in control event under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or (vii) will not be considered a Change of Control for purposes of this Agreement.

1.1.10	“Code” means the Internal Revenue Code of 1986, as amended.
1.1.11	“Confidential Information” means all non-public information, knowledge, or data pertaining to the business, affairs and technology of the Company or any Affiliate of the Company including without limitation ESSA Pharma, including:
.1	Technical Information and Business Information;
.2	your Work Product; and
.3	information secured by the Company from Persons subject to an obligation of confidentiality;

and, in all cases, all copies and tangible embodiments thereof, in whatever form or medium, all whether furnished or prepared before or after the Effective Date.

1.1.12	“Control” or “Controls” means, in relation to a corporation or a partnership, as the case may be:
.1	the right to cast a majority of the votes that may be cast at a general meeting of the shareholders of a corporation;
.2	the right to elect or appoint, directly or indirectly, a majority of the directors of a corporation;
.3	to hold more than 50% of the interests of a partnership other than a limited partnership; and
.4	to be the general partner of a limited partnership.
1.1.13	“Effective Date” shall have the meaning set out in Section 2.4 (Term).
1.1.14	“ESSA Pharma” means ESSA Pharma Inc., the sole shareholder of the Company;
1.1.15	“Inventions” means any and all discoveries, developments, enhancements, improvements, concepts, formulas, processes, ideas, writings, whether or not reduced to practice, industrial and other designs, patents, patent applications, provisional patent applications, continuations, continuations-in-part, substitutions, divisionals, reissues, renewals, re-examinations, extensions, supplementary protection certificates or the like, trade secrets or utility models, copyrights and other forms of intellectual property including all applications, registrations and related foreign applications filed and registrations granted thereon.
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1.1.16	“Key Contacts” means the actual and potential: licensors, licensees, sublicensees, collaborators, partners, investors, shareholders, acquirers, lenders or merger candidates, suppliers and customers of the Company or any Affiliate of the Company.
1.1.17	“Notice Period” shall have the meaning set out in Section 6.1 (Termination by Employee).
1.1.18	“Person” means any individual, partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted.
1.1.19	“Salary” shall have the meaning set out in Section 3.2 (Salary).
1.1.20	“Section 409A” shall have the meaning set out in Section 7.15 (Section 409A).
1.1.21	“Technical Information” means all technical information of the Company or any Affiliate of the Company, including information regarding knowledge or data of an intellectual, technical, scientific or industrial nature, including compositions of matter, techniques, specifications, standards, technical data, uses of matter, practices, methods, computer data, scientific strategies and concepts, clinical and regulatory strategies and concepts, test data, research data, analytical and quality control data, formulation data, manufacturing data, development information, filings for the protection of intellectual property protection, drawings, specifications, designs, plans, proposals, reports, formulas, compilations, research data and manuals.
1.1.22	“Term of Employment” means the period from the Effective Date until this Agreement terminated in accordance with Article 6.
1.1.23	“Work Product” means any and all works of authorship, including
.1	all Inventions and possible Inventions relating to the Company’s Business resulting from any work performed by you for the Company that you may invent or co-invent during your involvement in any capacity with the Company, except those Inventions invented by you entirely on your own time that do not relate to the Company’s Business or do not derive from any equipment, supplies, facilities, Confidential Information or other information, gained, directly or indirectly, by you from or through your involvement in any capacity with the Company; and
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.2	all Technical Information and Business Information resulting from any work performed by you for the Company;

and includes all analyses, compilations, studies, reports or other documents prepared by you based upon or including any such information, data or knowledge of the Company or any Affiliate of the Company.

Article 2 Position, Duties and Service

2.1	Position and Duties

You will be employed by and will serve the Company as President and Chief Executive Officer (the “CEO”), having the duties and functions customarily performed by, and having all responsibilities customary to, a CEO, including those described in Exhibit 2.1. . All payments and benefits provided to you pursuant to this Agreement are in full satisfaction of any and all services you provide to both the Company and ESSA Pharma.

You will report directly to the Board of Directors of ESSA Pharma (the “Board”). The rights of the Company as provided in this Agreement may be exercised on behalf of the Company only by the Board, or by a committee or person expressly designated for such purposes by the Board.

2.2	Changes to Duties

Your duties and functions pertain to the Company or any Affiliate of the Company may be varied or added to from time to time by the Board in its discretion.

2.3	Service to the Company

During the Term of Employment, you will:

2.3.1	well and faithfully serve the Company, at all times act in the best interests of the Company, and, to the extent necessary to discharge the responsibilities assigned to you hereunder, you will use your best efforts to perform faithfully and efficiently such responsibilities;
2.3.2	apply your skill and experience to the performance of your duties in such employment;
2.3.3	comply with all policies and procedures from time to time formulated by the Company;
2.3.4	devote all of your working time, attention and energies to the business and affairs of the Company (other than any of your working time, attention and energies devoted to the business and affairs of ESSA Pharma), unless otherwise agreed; and
2.3.5	not, without the prior approval of the Company and the Board, carry on or engage in any other business or occupation or become a director, officer, employee or agent of or hold any position or office with any other company, firm, organization, or person other than the Company or ESSA Pharma, except as disclosed in Exhibit 2.3.5 or as a volunteer for a non-profit organization, engaging in civic, religious, educational or other community activities, or maintaining personal investments or a personal holding company, provided that such activities do not materially interfere with the performance of your duties under this Agreement.
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2.4	Term

The terms and conditions of this Agreement shall have effect as and from January 7, 2016 (the “Effective Date”) and throughout the Term of Employment.

Article 3 Compensation Generally

3.1	No Other Compensation or Benefits

You will be compensated as set out in this Article. You expressly acknowledge and agree that you will not be entitled by reason of your employment by the Company or by reason of any termination of such employment, to any remuneration, compensation, severance, damages or benefits other than as expressly set forth in this Agreement.

3.2	Salary

During the Term of Employment the Company will pay you an annual salary (the “Salary”) at the rate of $430,000 per annum, payable on a semi-monthly basis, subject to the withholding of all applicable statutory deductions, including any taxable benefits received in respect of your employment. As a managerial employee of the Company, you are not entitled to overtime pay.

3.3	Reimbursement for Expenses

As of the Effective Date, the Company agrees to reimburse you for reasonable travel, accommodation, and other expenses incurred in the course of employment, including travel between Sonoma County, California and Houston, Texas, and Vancouver, BC as may be required to fulfull your duties as CEO.

3.4	Other Expenses

The Company will also reimburse you for up to six round-trip economy tickets each year for your spouse to travel between Sonoma County and Houston. For all such expenses, you will be required to keep proper accounts and to furnish such statements and vouchers to the Company. Certain of these expenses may be deemed to be a taxable benefit.

3.5	Vacation

During the Term of Employment, you will be entitled to 20 working days of vacation, pro-rated for any partial year of employment. The Company reserves the right to request that vacations be scheduled so as not to conflict with necessary business operations. Any unused vacation balance remaining at calendar year end may be carried over into the subsequent calendar year to a cumulative maximum of 30 working days of vacation.

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3.6	Benefits

The Company will reimburse you up to $12,000 per year for reasonable health insurance premiums paid by you, upon you providing satisfactory evidence of such premiums being paid or owed to your health insurance provider (the “Health Care Premium Payment”). Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the Health Care Premium Payment without a substantial risk of violating applicable law, the Company instead will pay you, on the first day of each calendar month, a fully taxable cash payment equal to the amount of the Health Care Premium Payment, subject to applicable tax withholdings (such amount, the “Special Cash Payment”), until the month in which your employment with the Company is terminated.

3.7	Incentive Compensation

You will be eligible for an annual bonus of up to 50% of base salary, which will be paid on the basis of your performance over each calendar year, and by no later than 60 days after the end of each calendar year. Bonus eligibility and performance criteria shall be set at the sole discretion of the Board. You will need to be employed with the Company through the end of each calendar year in order to be eligible to receive the annual bonus.

3.8	Stock Options

Subject to the approval of the Board, you will be granted 600,000 options to purchase common shares in ESSA Pharma, subject to the terms and conditions of ESSA Pharma’s stock option plan, and Board approval and any required shareholder approval.. These options shall vest over 4 years, with 25% of the options cliff-vesting on the one-year anniversary of the Effective Date of your employment and the remainder of the options vesting in equal monthly installments thereafter over the next three years, in all cases subject to continued employment with the Company and/or ESSA Pharma. Any additional option grants shall be at the sole discretion of the Board.

Article 4 Intellectual Property Rights

4.1	Obligation of Confidentiality

You understand and agree that in the course of your employment with the Company, both before and after the Effective Date, you have obtained and will obtain knowledge of Confidential Information. You agree that unless the Company otherwise agrees in writing or except as required by law or disclosed pursuant to a confidential disclosure agreement executed by the Company and the recipient:

4.1.1	you will keep all Confidential Information learned or acquired by you, disclosed to you or developed by you, as a result of or in connection with or during the course of your employment by the Company, whether before or after the Effective Date, strictly confidential;
4.1.2	all Confidential Information shall, as between you and the Company, be and remain the property of the Company; and
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4.1.3	you will not at any time, during or after your employment with the Company, disclose any Confidential Information to any Person other than the Company, or use any Confidential Information for the benefit of any Person other than the Company.

The above obligations with respect to Confidential Information shall not apply to Confidential Information which has become available to the general public through no fault of your own.

4.2	Disclosure of Work Product

You agree to promptly and fully inform the Company of all of your Work Product, whether or not patentable, throughout the course of your involvement, in any capacity, with the Company or any Affiliate of the Company, whether or not developed before or after your execution of this Agreement. On your ceasing to be employed by the Company, you will immediately deliver up to the Company all of your Work Product. You further agree that all of your Work Product shall at all times be the Confidential Information of the Company.

4.3	Assignment of Rights

You will assign, and do hereby assign, to the Company or, at the option of the Company and upon notice from the Company, to the Company’s designee, your entire right, title and interest in and to all of your Work Product and all other rights and interests of a proprietary nature in and associated with your Work Product, including all patents, copyrights, trademarks, and applications filed therefore and other registrations granted thereon. To the extent that you retain or acquire legal title to any such rights and interests, you hereby declare and confirm that such legal title is and will be held by you only as trustee and agent for the Company. You agree that the Company’s rights hereunder shall attach to all of your Work Product, notwithstanding that it may be perfected or reduced to specific form after you have terminated your relationship with the Company. You further agree that the Company’s rights hereunder shall extend to every country of the world.

4.4	Moral Rights

You agree to hereby waive in whole all moral rights and agree never to assert any moral rights which you may have in your Work Product, including, without limitation, the right to the integrity of such Work Product, the right to be associated with the Work Product, the right to restrain or claim damages for any distortion, mutilation or other modification or enhancement of the Work Product and the right to restrain, the use or reproduction of the Work Product in any context and in connection with any product, service, cause or institution and you further confirm that the Company may use or alter any such Work Product as the Company sees fit in its absolute discretion.

4.5	Goodwill

You hereby agree that all goodwill you have established or may establish with Key Contacts relating to the business or affairs of the Company or any Affiliate of the Company, including without limitation ESSA Pharma, both before and after the Effective Date, shall, as between you and the Company, be and remain the property of the Company exclusively, for the Company to use, alter, vary, adapt and exploit as the Company shall determine in its discretion.

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4.6	Assistance

You hereby agree to assist the Company and/or ESSA Pharma, at the Company’s request and expense, both during your Term of Employment and at any time within 12 months of termination of your Term of Employment for any reason whatsoever, in:

4.6.1	making patent applications for your Work Product, including instructions to lawyers and/or patent agents as to the characteristics of your Work Product in sufficient detail to enable the preparation of a suitable patent specification, to execute all formal documentation incidental to an application for letters patent and to execute assignment documents in favor of the Company for such applications;
4.6.2	making applications for all other forms of intellectual property registration relating to your Work Product;
4.6.3	prosecuting and maintaining the patent applications and other intellectual property relating to your Work Product; and
4.6.4	registering, maintaining and enforcing the patents and other intellectual property registrations relating to your Work Product.
4.7	Assistance with Proceedings

You further agree to lend such assistance as you can, at the Company’s request and expense, in connection with any enforcement of the Company’s intellectual property rights or defense to an allegation of infringement of another Person’s intellectual property rights, invalidity proceedings respecting, opposition to, or intervention regarding any applications for letters patent, copyright or trademark or other proceedings relating to intellectual property or applications for registration thereof.

Article 5 Conflicts and Restrictive Covenant

5.1	Disclosure of Conflicts of Interest

During your employment with the Company, you will promptly, fully and frankly disclose to the Company in writing:

5.1.1	the nature and extent of any interest you have or may have, directly or indirectly, in any contract or transaction or proposed contract or transaction of or with the Company or any Affiliate of the Company or any Key Contact;
5.1.2	every office you may hold or acquire, and every property you may possess or acquire, whereby directly or indirectly, a duty or interest might be created in conflict with the interests of the Company or any Affiliate of the Company, or your duties and obligations under this Agreement; and
5.1.3	the nature and extent of any conflict referred to in Sections 5.1.1 and 5.1.2.
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5.2	Avoidance of Conflicts of Interest

You acknowledge that it is the policy of the Company that all interests and conflicts of the sort described in Section 5.1 (Disclosure of Conflicts of Interest) be avoided, and you agree to comply with all policies and directives of the Company from time to time regulating, restricting or prohibiting circumstances giving rise to interests or conflicts of the sort described in Section 5.1. During your employment with the Company, you shall not enter into any agreement, arrangement or understanding (other than the Canadian Agreement) with any other Person that would in any way conflict or interfere with this Agreement or your duties or obligations under this Agreement or that would otherwise prevent you from performing your obligations hereunder, and you represent and warrant that you have not prior to the Effective Date entered into any such agreement, arrangement or understanding.

5.3	Restrictive Covenant

In consideration of the Company’s grant to you of options to purchase common shares in ESSA Pharma pursuant to Section 3.8, during the Term of Employment and for a period of 6 months thereafter for Sections 5.3.1 and 5.3.2, and a period of 24 months thereafter for Section 5.3.3, regardless of the reason for such termination or non-renewal, you will not, either alone or in partnership or in conjunction with any Person, whether as principal, agent, employee, director, officer, shareholder, consultant or in any capacity or manner whatsoever, whether directly or indirectly:

5.3.1	carry on or be engaged in, or advise, or give financial assistance to, any business, enterprise or undertaking that is involved in the business or in the sale, distribution, development or supply of any product or service that is directly competitive with the Business or any product or service of the Business; provided, however, that the foregoing will not prohibit you from acquiring, solely as an investment and through market purchases, securities of any such enterprise or undertaking which are publicly traded, so long as you are not part of any control group of such entity and such securities, which if converted, do not constitute more than 5% of the outstanding voting power of that entity;
5.3.2	solicit, agree to be employed by, or agree to provide services to any Person that was a Key Contact during the two years prior to the termination or expiry of the Term of Employment for any business purpose that is competitive with the Business or any product or service of the Company or any Affiliate of the Company; or
5.3.3	divert, entice or take away from the Company or any Affiliate of the Company or attempt to do so or solicit for the purpose of doing so, any business of the Company or any Affiliate of the Company, or any Person that was an employee or contractor of the Company or any Affiliate of the Company during the two years prior to the termination or expiry of the Term of Employment.
5.4	Need to limit corporate board of directors to three boards without the prior consent of the ESSA board of directors

The Company acknowledges that Dr. Parkinson has transitioned to a venture advisor role with NEA; in that reduced role he will not take on any material responsibilities or receive material compensation as long as he is an employee of the Company.

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5.5	Provisions Reasonable

You hereby acknowledge and agree that:

5.5.1	after the Effective Date the Company and any Affiliate of the Company will operate and compete globally, with respect to the Business;
5.5.2	competitors of the Company and the Business and any Affiliate of the Company are located globally;
5.5.3	in order to protect the Company adequately, any enjoinder of competition would have to apply globally;
5.5.4	during the course of your employment by the Company, you will acquire knowledge of, and you will come into contact with, initiate and established relationships with Key Contacts, and that in some circumstances you may be the senior or sole representative of the Company or any Affiliate of the Company dealing with such Persons; and
5.5.5	in light of the foregoing, the provisions of Section 5.3 (Restrictive Covenant) are reasonable and necessary for the proper protection of the business, property and goodwill of the Company and the Business and any Affiliate of the Company.
5.6	Right to Use Employee’s Name and Likeness

During the Term of Employment, you hereby grant to the Company the right to use your name, likeness and/or biography in connection with services performed by you under this Agreement and in connection with the advertising or exploitation of any project with respect to which you perform services for the Company.

Article 6 Termination

6.1	Termination by Employee

You may resign from your position at any time, but only by giving the Company at least 60 days prior written notice of the effective date of your resignation (the “Notice Period”). On the giving of any such notice, the Company may accelerate your resignation, in lieu of the Notice Period or any part thereof, by notice in writing to you and payment to you of any compensation due to you on or before the end of the Notice Period pursuant to this Agreement, less applicable statutory deductions. A resignation from your position with the Company will be deemed to also be a resignation from any office you may hold with ESSA Pharma and you agree to execute any paperwork to that effect.

6.2	Termination by Company Without Cause

The Company may terminate your employment at any time without Cause (as defined below) by giving you written notification of termination, which termination shall be effective immediately upon such notice. In the event that your employment is so terminated, you will have the common law duty to mitigate your damages.

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6.3	Consequences of Termination Without Cause Unrelated to a Change of Control

During the first 12 months of your continuous employment with the Company and Subject to Section 6.4, on the giving of any notice referred to in Section 6.2, the Company shall provide you with a lump sum cash payment equal to 6 months’ Salary. After 12 months of your continuous employment with the Company and Subject to Section 6.4, on the giving of any notice referred to in Section 6.2, the Company shall provide you with a lump sum cash payment equal to 12 months’ Salary. In either case, entitlement to such payment is subject to compliance with the release requirement in Section 6.7.

6.4	Consequences of Termination Without Cause After a Change of Control

On the giving of any notice referred to in Section 6.2: (i) at the same time as, or within the twelve (12) month period following, the consummation of a Change of Control or (ii) within the sixty (60) day period prior to the date of a Change of Control where the Change of Control was under consideration by the Board at the time of your termination, the Company shall provide you with a lump sum cash payment equal to 18 months’ Salary. Entitlement to such payment is subject to compliance with the release requirement in Section 6.7, and such payment shall be in lieu of any payment under Section 6.3.

6.5	Termination in the Event of Death or Permanent Disability

Your employment shall terminate immediately upon your death or permanent disability.

6.6	Termination by Company for Cause

Notwithstanding any other provision in this Agreement, the Company may at any time summarily terminate your employment, without notice or payment, for “Cause”. In this Agreement, “Cause” means any of the following:

6.6.1	commission of theft, embezzlement, fraud, obtaining funds or property under false pretences or similar acts of misconduct with respect to the property of the Company, any Affiliate of the Company, the Key Contacts, or their respective directors, officers, employees or contractors;
6.6.2	oral or written representations made by you to the Company or any Affiliate of the Company with the intent to deceive or mislead;
6.6.3	commission of an act of malfeasance, dishonesty or breach of trust against the Company, any Affiliate of the Company, the Key Contacts, or their respective directors, officers, employees or contractors, including a breach by you of any of your covenants or obligations under Article 4 (Intellectual Property Rights), Section 5.1 (Disclosure of Conflicts of Interest), Section 5.2 (Avoidance of Conflicts of Interest) or Section 5.3 (Restrictive Covenant);
6.6.4	the entering of a guilty plea by you or your conviction for a serious criminal offence which impacts adversely on the Company or any Affiliate of the Company; or
6.6.5	repeated and continued failure to fulfill your duties or obligations of employment or your breach of any material obligations and covenants under this Agreement. Termination for “Cause” pursuant to this Section 6.6.5 shall only occur if you have been given written notice of such failure to fulfill your duties or obligations and you have been given 30 days from receipt of such notice to correct such behavior, if such behavior is subject to correction.
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In the event the Company dismisses you for Cause pursuant to this Section 6.6 and, subsequently, a court or arbitrator rules that the Company did not have Cause, you hereby agree that you will only be entitled to damages in an amount equal to the compensation that would have been due to you had the Company terminated you pursuant to Section 6.3 (Consequences of Termination Without Cause), less any amounts earned by you in mitigation.

6.7	No Damages for Termination

It is agreed that as a result of the termination of your employment, for any reason, you shall not be entitled to any notice, fee, salary, severance or other payments, benefits or damages in excess of what is specified or provided for in Section 6.1 (Termination by Employee), Section 6.3 (Consequences of Termination Without Cause Unrelated to a Change of Control), Section 6.4 (Consequences of Termination Without Cause After a Change of Control) and Section 6.6 (Termination by Company for Cause), whichever is applicable, except that you shall remain entitled to receive all salary and other entitlements, if any, which were due or which were accruing to you at the date of termination. Payment of any amounts pursuant to Section 6.1 (Termination by Employee), Section 6.3 (Consequences of Termination Without Cause Unrelated to a Change of Control), Section 6.4 (Consequences of Termination Without Cause After a Change of Control), and Section 6.6 (Termination by Company for Cause) shall be subject to the withholding of all applicable statutory deductions by the Company. No payments shall be payable by Company under this Article 6 until you provide to the Company an executed release of all claims in form satisfactory to the Company. Notwithstanding anything to the contrary, you must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”). The Release Deadline will in no event be later than fifty-two (52) days after your termination of employment. If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the payments described in Section 6.3 or Section 6.4, as applicable. For purposes of this Agreement, no payment will be made to you upon termination of your employment unless such termination constitutes a “separation from service” within the meaning of Section 409A of the Code, and Section 1.409A-1(h) of the regulations promulgated thereunder.

6.8	Termination from ESSA Pharma

Any termination of your employment under this Article 6 shall also amount to a termination of your relationship with ESSA Pharma. You shall not be entitled to any further compensation in relation to the termination of any office you may hold with ESSA Pharma other than as is set out in this Agreement.

Article 7 General

7.1	Agreement Confidential

Both parties shall keep the terms and conditions of this Agreement confidential except as may be required to enforce any provision of this Agreement or as may otherwise be required by any law, regulation or other regulatory or securities requirement.

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7.2	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. Your rights and obligations contained in this Agreement are personal and such rights, benefits and obligations shall not be voluntarily or involuntarily assigned, alienated or transferred, whether by operation of law or otherwise, without the prior written consent of the Company. This Agreement shall otherwise be binding upon and inure to the benefit of your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assigns.

7.3	Counterparts

This Agreement may be executed in several counterparts (including by fax or electronic transmission), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

7.4	Entire Agreement

The terms and conditions of this Agreement are in addition to and not in substitution for the obligations, duties and responsibilities imposed by law on employees of corporations generally, and you agree to comply with such obligations, duties and responsibilities. Except as otherwise provided in this Agreement, this Agreement constitutes the entire agreement between you and the Company and supersedes all prior negotiations, proposals and agreements, whether oral or written, with respect to the subject matter hereof, and may only be varied by further written agreement signed by you and the Company. You further acknowledge and agree that you have not relied on any representation made by the Company, or any of its employees or agents, except as specifically set out in this Agreement.

7.5	Further Assurances

Each of the parties hereto will, on demand by the other party hereto, execute and deliver all such further documents and instruments and do all such further acts and things as the party may either before or after the execution and delivery of this Agreement reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

7.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflict of laws that would lead to the application of the laws of another jurisdiction, and the federal laws of the United States of America applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Houston, Texas.

7.7	Independent Legal Advice

You acknowledge and agree that the Company has given you the opportunity to seek, and have recommended that you obtain, independent legal advice with respect to the subject matter of this Agreement and, further, you hereby represent and warrant to the Company that you have sought independent legal advice or waive such advice.

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7.8	Injunctive Relief

You acknowledge and agree that any breach or threatened breach of any of the provisions of Article 4 (Intellectual Property Rights), Section 5.1 (Disclosure of Conflicts of Interest), Section 5.2 (Avoidance of Conflicts of Interest), or Section 5.3 (Restrictive Covenant) could cause irreparable damage to the Company, that such harm could not be adequately compensated by the Company’s recovery of monetary damages, and that in the event of a breach or threatened breach thereof, the Company shall have, in addition to any and all remedies at law or in equity, the right to seek an injunction, specific performance or other equitable relief as well as any equitable accounting of all your profits or benefits arising out of any such breach. It is further acknowledged and agreed that the remedies of the Company specified in this Section 7.8 are in addition to and not in substitution for any rights or remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative and that the Company may have recourse to any one or more of its available rights or remedies as it shall see fit.

7.9	Non-Disparagement

You shall not, directly or indirectly, make any disparaging comments or criticisms (whether of a professional or personal nature) to any Person regarding the Company, any Affiliate of the Company, the Key Contacts, or their respective directors, officers, employees or contractors (or the terms of any agreement or arrangement of the Company) or regarding your relationship with the Company or any termination of such relationship which, in each case, are reasonably expected to result in material damage to the business or reputation of the Company, any Affiliate of the Company, a Key Contact, or any of their respective directors, officers, employees or contractors.

7.10	Notice

Any notice or other communication required or contemplated to be given hereunder must be in writing and shall be deemed effective when personally delivered or on the day following the sending when sent by facsimile transmission, addressed to the appropriate party as set forth below:

If to the Employee:

David R. Parkinson
820 Anderson Lane

Sebastopol, CA 95472

Home: 707 823 5099

Cell: 858 345 0923

If to the Company:

ESSA Pharmaceuticals Corp.
c/o ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, B.C. V5Z 1K5
F: (604) 677-6915
Attention: Chairman

With a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O Box 49314
Vancouver, B.C. V7X 1L3
Attention: Joe Garcia

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7.11	Publicity

You shall not, without the prior written consent of the Company, make or give any public announcements, press releases or statements to the public or the press regarding your Work Product or any Confidential Information.

7.12	Severability

If any provision of this Agreement is determined to be void, illegal or unenforceable, such provision will be construed to be separate and severable from this Agreement and will not impair the validity, legality or enforceability of any other provision of this Agreement and the remainder of this Agreement will continue to be binding on the parties hereto as if such provision had been deleted.

7.13	Surviving Obligations

The obligations and covenants of the Employee under of Section 3.1 (3.1), Article 4 (Intellectual Property Rights), Section 5.3 (Restrictive Covenant) (in accordance with its terms), Section 5 (Provisions Reasonable), Article 6 (Termination) and Article 7 (General) shall survive the termination of this Agreement.

7.14	Waiver

Any waiver of any breach or default under this Agreement shall only be effective if made in writing, signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by any other act or conduct or by any indulgence, delay or omission. Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived.

7.15	Section 409A

Notwithstanding anything else provided herein, to the extent any payments provided under this Agreement in connection with your termination of employment constitute deferred compensation subject to Section 409A of the Code and the regulations thereunder (“Section 409A”), and you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your separation from service from the Company or (ii) the date of your death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you including, without limitation, the additional tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. The first payment thereof will include a catch-up payment covering the amount that would have otherwise been paid during the period between your termination of employment and the first payment date as a result of the application of this provision, and the balance of the installments (if any) will be payable in accordance with their original schedule. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder comply with Section 409A. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

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7.16	Acceptance

If the foregoing terms and conditions are acceptable to you, please indicate your acceptance of and agreement to the terms and conditions of this Agreement by signing below on this letter and on the enclosed copy of this letter in the space provided and by returning the enclosed copy so executed to us. Your execution and delivery to the Company of the enclosed copy of this letter will create a binding agreement between us.

Yours truly,

ESSA Pharmaceuticals Corp.

Per:

______________________________________

Accepted and agreed to by David Parkinson effective January 7, 2016

______________________________________
David R. Parkinson

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Exhibit 1.1.5: Description of the Business

The Company is a development-stage pharmaceutical company focused on the development of oncology therapies or diagnostics based on targeting the N terminal domains of receptors including but not limited to the proprietary compounds named EPI-002 and EPI-506 as a treatment for advanced prostate cancer. In addition, the Company is engaged in the business of developing novel therapeutics for cancer, and therefore compounds or classes of compounds that are actively being developed by the Company will be identified and included in the description of the Business, which may be amended by the Company from time to time.

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Exhibit 2.1: Description of Duties

The CEO is responsible for all aspects of strategic development and implementation of the business of the Company and ESSA Pharma. The primary work location for the President and CEO will be Houston, Texas, and the work duties will be carried out in Houston, Texas and Vancouver, B.C. as needed and will include, but are not limited to, the following specific aspects of Company’s activities:

1.	Strategic Organizational Management:
  Provides the organization with the vision and leadership to carry out its mission.
  Works with board and staff to generate and update company strategy;
  Manages the implementation of the strategy
  Develops policies and strategies for financial management including all revenues, expenses, and investments.
  Ensures rigorous accountability and long term stability through the conservative fiscal management of resources and endowments.
  Guides and integrates the department heads’ efforts to design and implement business processes focused on achieving agreed upon objectives.
  Generation of annual updated corporate strategy and objectives that are consistent with that strategy.
2.	Financial:
  Provides the leadership and long term vision necessary to ensure the organization is financed to carry out its business strategy;
  Interacts with investments banks and investors in order to ensure access to needed funding;
  Ensure that financial reporting, financial controls, and cash management practices, policies and activities are carried out to the standards mandated by the regulatory environments in which the Company operates.
3.	Business Development:
  Ensures that the Company and ESSA Pharma has a business development strategy that is consistent with the overall strategy of the Company and ESSA Pharma;
  Participates as appropriate in business development activities;
  Manages the efforts of the head of Business Development
  Performs other duties related to the qualifications and requirements of the job.
4.	Regulatory
•	Ensures that the Company and ESSA Pharma meet all applicable standards in regard to all of the regulatory environments in which it operates.
5.	Clinical Development

•	Ensures that appropriate clinical development strategies and policies are in place and are being appropriately implemented
6.	Other duties and Responsibilities

The CEO will also have responsibility for any other duties and responsibilities as may be determined by the Board

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Exhibit 2.3.5: Permitted External Roles

A.	You currently hold the following external corporate director positions:
1.	Board Director, Cerulean Pharma, Inc
2.	Board Director, 3S Bio, Inc
3.	Board Director, Diatech, Inc

You further understand that the Board wants you to limit your external activities to no more than a total of three external corporate Board positions. The Board acknowledges that to this end you have agreed to transition as rapidly as possible (and in any event within three months of the Effective Date) out of your Board positions with Cellsee Diagnostics, Threshold Pharmaceuticals, and Tocagen, Inc. and will not take on any new external board positions without the prior consent of the Board.

B.	You will transition from your current role as Venture Partner with NEA to the role of Venture Advisor and agree that you will not assume any material obligations to, nor receive any material compensation from, NEA in that new capacity.
C.	You agree that you will only continue any approved external roles to the extent they do not conflict with your duties as CEO and President of the Company and ESSA Pharma.

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